Filed Pursuant to Rule 424(b)(7)
Registration No. 333-161781

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 20, 2013

PROSPECTUS SUPPLEMENT
(to Prospectus dated September 8, 2009)

Ordinary Shares
Cimatron Limited

The selling shareholders listed herein are offering of our ordinary shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders. Our ordinary shares are currently traded on The NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol “CIMT.” On March 19, 2013, the last reported sales price for our ordinary shares on The NASDAQ Capital Market and the Tel Aviv Stock Exchange were $ 6.42 per share and New Israeli Shekel 25.20 per share ($6.84, based on the exchange ratio published by the Bank of Israel as of that date), respectively.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds, Before Expenses, to Selling Shareholders	$	$

(1)	The selling shareholders have agreed to reimburse the underwriter for certain of its expenses as described under “Underwriting” on page S-15 of this prospectus supplement.

The selling shareholders have granted the underwriter the right to purchase up to an additional of our ordinary shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We anticipate that delivery of the ordinary shares will be made on or about           , 2013.

Roth Capital Partners

The date of this prospectus supplement is              , 2013.

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, along with the information contained in any permitted free writing prospectuses we have authorized for use in connection with this offering. The selling shareholders are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the date of the accompanying prospectus, and the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read both this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and the additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement and in the accompanying prospectus, before investing in our ordinary shares.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, the terms “Cimatron,” “our company,” “the Company,” “we,” “our,” and “us” refer to Cimatron Limited and its consolidated subsidiaries.

This prospectus supplement and the accompanying prospectus, including the information incorporated by reference into this prospectus supplement and the accompanying prospectus, and any free writing prospectuses we have authorized for use in connection with this offering include trademarks, service marks and trade names owned by us or others or trademarks for which we or others have pending registration applications or common law rights. These include Cimatron Limited and the Cimatron logo, which are our trademarks or registered trademarks. This prospectus supplement may also include trade names, trademarks and service marks of other companies and organizations which are the property of their respective owners.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before you decide to invest in our ordinary shares, you should read carefully and in their entirety this entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, and the section entitled “Risk Factors” in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

Cimatron Limited

We are a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Our software solutions are designed to be comprehensive and cost-effective, and to streamline manufacturing cycles and ultimately shorten product delivery time.

Our product lines include the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Our subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Our full, legal name is Cimatron Limited and we were incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel. Our telephone number is +972-73-237-0237 and our website is located at www.cimatron.com. The information on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and should not be relied upon with respect to this offering.

THE OFFERING

Ordinary shares offered by the selling shareholders	shares

Ordinary shares to be outstanding after the offering	9,359,987 shares

Use of proceeds	We will not receive any of the proceeds from this offering. See “Use of Proceeds.”

Risk factors
You should read the “Risk Factors” section of this prospectus supplement and in the documents incorporated by reference for a discussion of factors to consider before deciding to purchase ordinary shares.

NASDAQ Capital Market and Tel Aviv Stock Exchange symbol	CIMT

The number of ordinary shares to be outstanding after the offering is based on 9,359,987 shares outstanding as of March 13, 2013 and excludes:

•	2,000 shares issuable upon the exercise of stock options outstanding as of March 13 , 2013 with a weighted average exercise price of $2.75 per share; and

•	641,917 shares reserved for issuance and available for future grant or sale under our share option plan as of March 13 , 2013.

Unless otherwise stated, the information in this prospectus supplement assumes that the underwriter has not exercised its option to purchase additional shares from the selling shareholders to cover over-allotments.

MATERIAL CHANGES

During February 2013, we entered into a short term credit line facility of up to $5 million with Bank Leumi le-Israel B.M., in order to allow us greater financial flexibility, given our several locations of operations around the globe. The credit line places certain financial covenants on us, and both we and certain of our subsidiaries entered into negative pledge agreements with the bank.

On December 27, 2012, we announced that our board of directors has resolved to delist our shares from the Tel Aviv Stock Exchange, or TASE. Consequently, we applied to the TASE and requested that TASE initiate the delisting process.

Delisting will be effective as of April 4, 2013 with the last trading date on the TASE being April 2, 2013. The delisting in Israel will not affect Cimatron's continued listing on the NASDAQ Capital Market in the United States.

Pursuant to a recent amendment to Israel’s Law for Encouragement of Capital Investments, 1959, or the Investment Law, which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011 will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. As of December 31, 2012, we intended to elect to benefit from such reduced corporate tax rate on exempt Approved Enterprise earnings, in case such earnings are distributed to shareholders. We have therefore included a deferred tax provision in an amount of approximately $787,000 in our financial statements for the year ended December 31, 2012. That tax payment is expected to release our entire exempt Approved Enterprise earnings of approximately $7,900,000 for future cash distributions.

During July 2012 we reached an agreement with the Office of Chief Scientist in the Israeli Ministry of Industry, Trade and Labor, or the OCS. Under the agreement, we paid to the OCS in July 2012 an amount of approximately $2.5 million, and the OCS exempted us from any further royalty reports and payments, other than as may be required under applicable law in the event of transfer of know how outside of Israel. As a result of this agreement, we recorded additional income of approximately $0.4 million in the second quarter of 2012, reflected as a lower cost of revenue in our Statements of Income (prepared in accordance with U.S. generally accepted accounting principles, or GAAP) for the second quarter of 2012. Such income was excluded from our non-GAAP results for the second quarter of 2012, in order to make comparisons to previous periods easier.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risk factors set forth herein and in the accompanying prospectus before deciding whether to invest in our ordinary shares. Additional risks and uncertainties not presently known to us may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on us, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our ordinary shares will likely decline and you may lose all or part of your investment.

Risks Related to our Business

We face intensive competition in our industry.

The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive.  We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our CimatronE and GibbsCAM product families, consists of integrated CAD/CAM systems, Mill/Turn and Multi Task Machining software. Many high-end market products are roughly similar to our CimatronE and GibbsCAM product lines.

As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in relation to all of our products.  In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling and manufacturing industries;

•	the level of our product breadth and integration;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among certain independent distributors of our products, to which we refer as Resellers; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider CimatronE and/or GibbsCAM to be superior to existing competing products.  In addition, new competitors may arise in each of the markets in which we currently operate.  Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of two families of products.

Sales and services related to the CimatronE product family historically accounted for substantially all of our revenue, and we introduced the GibbsCAM product family following our merger with Gibbs System, Inc., or Gibbs System, in January 2008.  Because we rely exclusively on revenues generated via these two product families, if sales of products from either such family were to decline, or fail to grow, or the profit margin on those products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

Our products are designed for use by manufacturers of consumer products or consumer product components.  The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, which, accordingly, could cause a reduction in demand for products manufactured by our customers.  Softened consumer demand for consumer products has been causing a decline in the demand for our products.  Global economic conditions, tight credit conditions and high unemployment, may cause a decrease in demand for our products.  Softening in demand for consumer products has caused, and may continue to cause, uncertainty with respect to our expected revenues and has adversely affected, and may continue to adversely affect, our revenues and operating results.

Unfavorable economic and market conditions and reduced consumer spending in previous years caused, and may cause again, decreased demand for our products and services and harmed, and may harm again, our business, financial condition and results of operations.

We are subject to the effects of global, economic and market conditions.  Many of the world’s largest economies and financial institutions are still experiencing sluggish economic activity, depressed asset prices, liquidity problems and limited availability of credit.  Prevailing global and European macroeconomic conditions such as inflation and the weakening of the Euro in relation to many world currencies which make it more expensive to import consumer products into European countries, as well as microeconomic conditions such as ongoing, tight local credit markets which have been negatively impacting the ability of manufacturers to grow and obtain working capital from local lenders, have been negatively impacting, and may continue to negatively impact, our enterprise business.  To the extent that our business continues to be adversely affected as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

The crisis in world credit markets has had a particularly severe impact on financing in the manufacturing sector in which many of our customers operate and thereby threatens a continued reduction in our primary source of revenues.

The primary consumers for our products and services are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations.  The manufacturing industry was particularly hard-hit by the global credit crisis in 2008 and 2009, as manufacturers found it very difficult to obtain the financing that they needed in order to make capital expenditures for new hardware to be used in their operations.  Because of the lack of financing for new hardware, manufacturers had lesser demand for our software products and services, which are compatible with, and dependent upon, such hardware.  This rippling effect had a material adverse effect on our primary source of revenues towards the end of 2008 and through 2009, thereby impacting our operating results and overall financial condition in a material, negative manner. Although in 2010, 2011 and 2012 we saw a recovery from the crisis, we cannot assure you that such a crisis will not return, and if so, to what extent it would affect our revenues and profitability.

Integration of any future acquisitions of companies or technologies may distract our management and disrupt our business.  In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, over the course of the period from July 2005 through July 2008, we initiated and completed the acquisition of all of the outstanding stock of our Italian distributor.  In January 2008 we completed the merger of Gibbs System into a wholly owned subsidiary – Cimatron Gibbs LLC. As consideration in the merger with Gibbs System, we paid cash in the amount of approximately $5 million and we issued 1,500,000 of our ordinary shares.  We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, in the context of any future acquisition or investment in another company, we could experience difficulties assimilating that company’s personnel, operations, technology or products and service offerings into our own or in retaining and motivating key personnel from these businesses.  Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore we cannot provide assurance that we will realize the benefits and/or synergies of any business combination with another company.  In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

We are subject to several risks as a result of our international sales.

To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business.  Companies that engage in international sales are subject to a number of risks, such as:

•	agreements may be difficult to enforce through a foreign company’s legal system;
•	foreign countries could impose additional withholding or other taxes on our income;
•	foreign countries could impose tariffs or adopt other restrictions on foreign trade;
•	fluctuations in exchange rates;
•	changes in general economic conditions in one or more countries could affect product demand;
•
the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce (such as in certain countries in the Far East and China, in particular, as described below); and

•	difficulties in managing overseas subsidiaries and international operations, including difficulty in retaining or replacing local management.

There can be no assurance that these and similar factors will not have a material adverse effect on our future international sales and, consequently, on our business, future prospects and results of operations.

Many customers of the CAD/CAM industry have migrated their operations to the Far East.  In order to remain competitive in the industry, we need to penetrate the Far East markets; operation in these markets subjects us to specific risks.

Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for their manufacturing activities.  We anticipate that this migration will continue.  In order to continue to compete in the CAD/CAM software industry, we will need to increase our penetration of these markets.  Many of those markets, including China, are characterized by lower prices and by higher usage of pirated copies of software products.  While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be materially adversely affected. We have previously adjusted our US and European strategy slightly in order to increasingly focus on penetrating the high end US and European markets, in which such migration is less prevalent. In more recent years we also benefited from a “re-shoring” trend in Europe and to a greater extent in the US, where manufacturers return part of their activities from low cost labor markets back to their home countries.

We are reliant upon independent distributors to market and support our products.

We rely on independent distributors, to whom we refer as resellers, to market, sell, service and support our CimatronE and GibbsCAM families of products, worldwide.  Generally, our relationships with our resellers are based on agreements with two-year terms (subject to rolling two-year extensions) and one year terms (subject to rolling one-year extensions) that enable resellers of our CimatronE and GibbsCAM products, respectively, to purchase our products at discounted prices. While we have exclusive relationships with certain of the resellers of our CimatronE products, and while certain resellers of our GibbsCAM products function as our only “sales agent” in a single country or region (although without an exclusivity agreement), there can be no assurance that any of these resellers will give high priority to the marketing and support of our products.  The results of our operations could be adversely affected by changes in the financial condition of a reseller, which could occur rapidly, or to other changes in our current resellers’ business or marketing strategies.  There can be no assurance that we will retain our current resellers, nor can there be any assurance that, in the event that we lose any of our resellers, we will be successful in recruiting other highly professional and technically competent resellers to represent us.  Any such changes in our distribution channels, could materially adversely affect our business, operating results and financial condition

Volatility in oil prices may significantly impact our customers’ costs of operations, which could cause unpredictable sales patterns for us by affecting demand for our products.

Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products.  Volatility in the cost of crude oil, which is subject to many economic and political factors that are beyond our customers’ control, has resulted in substantial global fluctuations in the price of oil-based products in the last couple of years. These fluctuations have caused and may continue to cause periodic increases or decreases in the operating expenses of our customers. To the extent that these customers accordingly increase or decrease their prices, demand for their products may fall or rise, thereby causing a great deal of variability in their ability and readiness to purchase our products.  In addition, in the case of a rise in oil prices and an accompanying rise in our customers’ expenses, as has been the case periodically over the course of the past couple of years, they may respond by exerting downward pressure on the prices that they are willing to pay for our products.  That, in turn, could have an adverse effect on our business and results of operations.

We are exposed to shifts in the Euro-dollar exchange rate that may have a material adverse impact on our results of operations.

Primarily due to the activities of MicroSystem Srl, or Microsystem, our wholly-owned Italian Reseller, and Cimatron GmbH, our wholly-owned German reseller, the revenues and expenses of which are almost entirely Euro-denominated, changes in the Euro - dollar exchange rate impact (and may materially impact) our revenues and expenses.  Such impact could be adverse at times, and could cause fluctuations in our operating results that are beyond our ability to control.

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Although a majority of our revenues are denominated and paid in U.S. dollars, a significant portion are not so denominated and paid. Therefore, inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue.  In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  In particular, while in 2012, the U.S. dollar depreciated in relation to the Euro by 2.0%, in 2011 and 2010, the U.S. dollar appreciated in relation to the Euro by 3.2% and 8.0%, respectively, due to the financial crises in several European Union countries, thereby adversely affecting the dollar-recorded value of our European-based sales and related revenues in those years, a trend that could return in 2013 or the future (all such changes reflect the change in the Euro-U.S. dollar exchange rate from the start to the conclusion of each such year). We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment.

As applied to our Israeli operations, where we incur a portion of our operating expenses, to the extent that the value of the New Israeli Shekel, or NIS, appreciates relative to the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected.  Although the NIS devalued against the U.S. dollar in 2011, the NIS appreciated relative to the U.S. dollar by approximately 2.4% in 2012 and 6.0% in 2010 (based on the change in the exchange rate from the start to the conclusion of each such year).

Even if the NIS devalues relative to the U.S. dollar, the rate of inflation in Israel may exceed the rate of this devaluation or the timing of this devaluation may lag behind inflation in Israel.   The Israeli inflation  rate was approximately 1.6%,2.2% and 2.7% in 2012, 2011 and 2010, respectively, thereby increasing the U.S. dollar- recorded cost of our operations in Israel in those years and compounding the impact of the appreciation of the NIS relative to the U.S. dollar in 2012 and 2010.

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products, such as the new versions of CimatronE and GibbsCAM (CimatronE 11 and GibbsCAM 2012, respectively) that we released in 2012, does not develop as quickly as we expect, our future revenues and profitability will be adversely affected.  Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.  In addition, if a product that we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees.  Competition for these employees can be intense, especially in a number of our key markets and locations. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive.  The market for the qualified personnel that we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology.  This is particularly true for the markets in which the majority of our research and development personnel are located, namely Israel and the State of California, as competition for qualified personnel is intense in those markets.  We may not be able to compete effectively for the personnel that we need.  Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Under current Israeli and California law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with substantially all of our employees in Israel and California. These agreements prohibit our employees, during the term of their employment with us and after they cease working for us, from competing directly with us or working for our competitors for a limited period.  However, under current Israeli and California law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us.

Risks Related to an Investment in Our Ordinary Shares

One of our shareholders beneficially owns a substantial amount of our ordinary shares and may therefore influence our affairs.

As of March 12, 2013, DBSI Investments Ltd., or DBSI, beneficially owns approximately 44.91% of our outstanding ordinary shares.  Accordingly, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions.  Although DBSI intends to sell ordinary shares in the current offering (assuming that the underwriter's over-allotment option is not exercised), it will still hold ordinary shares, constituting approximately of our outstanding share capital, following the offering.  The concentration of ownership of our ordinary shares by DBSI (even after the offering) could help to delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares.  This concentration of ownership may also adversely affect our share price, especially if DBSI sells further substantial amounts of our ordinary shares under our currently effective resale registration statement on Form F-3, of which this prospectus supplement and the accompanying prospectus form a part.

We cannot assure you that we will continue to remain profitable on an annual or quarterly basis in the future.  Our inability to sustain our profitability would have an adverse impact on our share price following the period in which we would sustain a loss.

We had net income of approximately $3.7 million in 2012, an increase relative to net income of approximately $2.6 million in 2011 and of approximately $1.6 million in 2010.  Although our improved results primarily reflect a combination of the positive effects of cost-cutting measures implemented due to the global economic downturn, which we initiated in 2009, and a growth in sales of new licenses and overall revenue growth in 2010, 2011 and 2012, we cannot be certain that such trends will continue, or will enable us to achieve positive results, in the future.  We cannot assure you that we will remain profitable on an annual basis or avoid losses on a quarterly basis proceeding forward.  If we incur losses in any given period, that will likely have an adverse impact on the market price of our ordinary shares.

We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

•     changes in timing of orders, especially large orders, for our products and services;

•     changes in the prices for our products and services;

•     adverse economic conditions and international exchange rate and currency fluctuations;

•     delays in the implementation of our solutions by customers;

•     changes in the proportion of service and license revenues;

•     timing of product releases;

•     changes in the economic conditions of the various industries in which our customers operate;

•     price and product competition;

•     increases in selling and marketing expenses, as well as other operating expenses;

•     technological changes; and

•     political instability in the Middle East.

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations, or, even an operating loss. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If that would happen again in the future, the price of our ordinary shares would likely decrease again.

We are affected by volatility in the securities markets.

Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. The volatility has often been unrelated to the operating performance of these companies, including our company.  As a result, we may experience difficulties in securing the additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

To date, most of the software relating to the CimatronE family of products has been developed internally by our research and development staff.  However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties.  Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our CimatronE product family.  In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company.  We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes.  Our business would be disrupted if functional versions of the third party software that we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms, and we may, as a result, suffer a material adverse effect on our business and operations.  Most of the software relating to GibbsCAM has also been developed internally; however, our Cimatron Gibbs LLC subsidiary, like Cimatron, also relies on certain third party software and tools embedded in the GibbsCAM product.

We may not be successful in protecting our proprietary technology and related intellectual property, and this could result in the loss of revenue.

We primarily rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and trademark measures (such as software protection “locks”), to establish and protect proprietary rights in our products.  The measures afford only limited protection and, accordingly, there can be no assurance that the steps that we take to protect these proprietary rights will be adequate to provide misappropriation of the technology or independent development of similar technology by others.  This is particularly a problem in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States do.  For instance, we have encountered significant piracy problems in certain jurisdictions, including in Brazil, Taiwan, Israel and China, where we face significant competition from pirated copies of our products. These problems may increase as many of our customers and their competitors migrate their businesses to lower cost labor markets in the Far East.  Despite our best efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We may be subject to litigation to determine the scope of proprietary rights of others.

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe upon any existing third-party proprietary rights, and to our knowledge there have been no claims of infringement by us of third-party proprietary rights to date; however, there can be no assurance that any such claims will not be asserted against us in the future. If infringement is alleged, we could be required to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that we would be able to develop alternative technologies or to obtain such licenses on terms commercially acceptable to us, if at all.

Security breaches could compromise sensitive information belonging to us or our customers and could harm our business (including our intellectual property) and reputation.

The safeguarding of our information technology infrastructure is important to our business. A cyber-attack that bypasses our information technology (IT) security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in adverse business impact.  Adverse effects could include:

•	adversely affected future results of operations due to the theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property;

•	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and

•	negative publicity resulting in reputation or brand damage with our customers, partners or industry peers.

Risks Related to our Operations in Israel

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar.

Our functional currency is the U.S. dollar, while a portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation (if any) of the NIS in relation to the U.S. dollar or that the timing of any such devaluation will lag behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation amounted to 2.7%, 2.2% and 1.6% for the years ended December 31, 2010, 2011 and 2012, respectively.

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel.  In addition, a portion of our sales is made to customers in Israel.  Accordingly, security, political and economic conditions in Israel may directly affect our business.  Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations.  From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon into northern Israel.  In December 2008 and January 2009 and again in November 2012, there was an escalation in violence between Israel and Hamas, and significant hostilities along Israel’s border with the Gaza Strip.  Despite the cessation of such escalation, there can be no assurance that the relative calm that has been achieved will continue.  Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

In particular, since December 2010, a wave of demonstrations and civil protests has been taking place throughout the Arab states of the Middle East and North Africa, which has so far resulted in regime change in several states, including Egypt, with whom Israel signed a peace treaty in 1979, and the weakening of the regime in Syria. It is uncertain what impact these changes may have on Israel's relations with its Arab neighbors, in general, or on our operations in the region, in particular. Were these changes to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel, or, for example, were the new Egyptian regime to abrogate its peace treaty with Israel, this could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel and could materially adversely affect our operations and limit our ability to sell our products to countries in the region.

        Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

Our operations may be disrupted by the obligation of our personnel to perform military service.

Many of our officers and employees in Israel are obligated to perform annual military reserve duty and may be called to active duty under emergency circumstances.  At various times over the last five years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The government programs and tax benefits that we currently receive and previously received require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet certain conditions. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits, and changed the conditions we had to meet in order to benefit from the programs, and there can be no assurance that the Israeli government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved or Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

It may be difficult to effect service of process and enforce judgments against directors or officers in Israel.

We are incorporated in Israel.  The majority of our executive officers and directors are located outside of the United States, and a majority of our assets and the assets of these persons are located outside of the United States.  Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court.  Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency.  It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel, since Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agreed to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Risks Related to this Offering

Our share price and trading volume have been volatile and may be volatile in the future and this could limit investors’ ability to sell shares at a profit and could limit our ability to successfully raise funds.

Since January 1, 2013 (through March 13, 2013), the closing price of our ordinary shares on NASDAQ has ranged from a low of $4.57 to a high of $11.65 and trading volume has been very volatile. The volatile price of our shares and the changing trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

—	negative global macroeconomic developments;

—	developments concerning our existing or new collaborations or license agreements;

—	successfully reaching certain developmental milestones;

—	failure to raise capital on the capital markets;

—	achievement or rejection of regulatory approvals by our collaborators or us;

—	announcements of technological innovations by industry participants;

—	developments concerning proprietary rights, including patents;

—	regulatory developments in the United States, Israel and other countries;

—	economic or other crises and other external factors;

—	delay or failure by us or our collaborators in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

—	changes in financial estimates by securities analysts;

—	our need and ability to raise additional funds;

—	our inability to disclose the commercial terms of, or progress under, our collaborations;

—	our inability to show and accurately predict revenues; and

—	sales of our ordinary shares.

We are not and will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and software and other hi-tech companies in particular, have experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance.

Furthermore, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. The volatility of the securities market in general, and our share price in particular, may affect our ability to raise additional financing in the future.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our ordinary shares.

We may issue additional ordinary shares. The issuance of any additional ordinary shares could be substantially dilutive to shareholders. The market price of our ordinary shares could decline as a result of sales of our ordinary shares made pursuant to this offering or after this offering or the perception that such future sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. In addition, our controlling shareholder, DBSI, may sell additional substantial amounts of our ordinary shares under our currently effective resale registration statement on Form F-3, of which this prospectus supplement and the accompanying prospectus form a part, thus effecting the market price of our shares. Thus, our shareholders bear the risk of our or our large shareholders’ future offerings reducing the market price of our ordinary shares and (in the case of offerings by us) diluting their interests in us.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the other documents we have filed with the Securities and Exchange Commission that are incorporated herein and therein by reference contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, regarding our strategy, future operations, future financial position, future revenues, future operating margins, projected costs, prospects, plans for growth, future product introductions and other plans, objectives of management or other projected financial items are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” “could”, “forecast”, “strategy”, “future”, “should”, “will be”, “will continue”, “will likely result” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements include, but are not limited to: the anticipated growth of the markets in which we operate, and their impact on our business; the deployment and market acceptance of CAD/CAM software solutions; future revenue growth and fluctuations in our operating results; our ability to develop and market updated versions of our existing products; future costs and expenses; and financing requirements.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus supplement and the accompanying prospectus, particularly as set forth and incorporated by reference in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future dispositions, strategic alliances, joint ventures, collaborations or investments we may make.

You should read this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference in this prospectus supplement completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the ordinary shares that the selling shareholders are offering.

SELLING SHAREHOLDERS

The selling shareholders originally acquired the ordinary shares included in this prospectus supplement through various, non-public transactions.  In the case of DBSI, it acquired its ordinary shares in two stages, pursuant to separate transactions with then-existing significant shareholders of Cimatron, in January 2002 and again in May 2008.  In the case of William Gibbs, he acquired his ordinary shares from Cimatron as consideration for our acquisition from him of all outstanding shares of Gibbs System, Inc. common stock, in January 2008.

The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling shareholders. The selling shareholders may sell all, a portion or none of their shares at any time. Except as otherwise indicated, each selling shareholder has sole voting and dispositive power with respect to such shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. The information with respect to beneficial ownership of ordinary shares is based upon information provided by each selling shareholder.

	Beneficial Ownership of Shares Before the Offering(1)				Beneficial Ownership of Shares After the Offering		Number of Shares Offered if Underwriter’s Option to Purchase Additional Shares is Exercised in Full	Beneficial Ownership of Shares After Offering if Underwriter’s Option to Purchase Additional Shares is Exercised in Full
Name and Address of Beneficial Owner	Number		Percent	Number of Shares Offered	Number	Percent		Number	Percent
DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,176,598		44.62%
William F. Gibbs 4017 N. Cedarpine Lane Moonpark, CA 93021	1,409,500	(2)	15.06%

(1)	Calculated pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 as of March 13, 2013, at which date there were 9,359,897 ordinary shares outstanding.
(2)	Includes an aggregate of 1,407,500 ordinary shares and additional 2,000 ordinary shares issuable upon exercise of options to purchase ordinary shares beneficially held by William F. Gibbs.

Material Relationships with Certain Selling Shareholders

Each of the selling shareholders has been, either individually or with its affiliates, or with the other members of a Section 13(d) “group”, the beneficial holder of at least 5% of our outstanding ordinary shares at some point within the past three years.

Three of our directors-- Messrs. Yossi Ben Shalom and Barak Dotan, who are directors of DBSI, and Nir Cohen, who is the chief financial officer of DBSI— may each be deemed to be affiliates of DBSI, one selling shareholder.

 Mr.William F. Gibbs, the other selling shareholder in the offering, is our director.

UNDERWRITING

We and the selling shareholders have entered into an underwriting agreement with Roth Capital Partners, LLC as the sole underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from the selling shareholders the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Roth Capital Partners, LLC

The underwriting agreement provides that the underwriter is obligated to purchase all of the ordinary shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriting agreement provides that we and the selling shareholders will indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriter may be required to make in respect thereof.

The selling shareholders have granted an option to the underwriter to purchase up to additional ordinary shares at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments made in connection with this offering.

The underwriter has advised us and the selling shareholders that the underwriter proposes to offer the ordinary shares to the public at the public offering price per share set forth on the cover page of this prospectus supplement. The underwriter may offer shares to securities dealers, who may include the underwriter, at that public offering price less a concession of up to $       per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriter.

The following table shows the per share and total underwriting discount to be paid to the underwriter by the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Underwriting discount to be paid by selling shareholders	$	$	$

We estimate that the Company’s expenses of the offering will be approximately $        . We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any ordinary shares or securities exchangeable for or convertible into our ordinary shares for a period of 90 days after the date of this prospectus supplement without the prior written consent of Roth Capital Partners, LLC. This agreement does not apply to any existing employee benefit plans. Our directors, officers, and the selling shareholders, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any ordinary shares, options to acquire ordinary shares or securities exchangeable for or convertible into ordinary shares, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Roth Capital Partners, LLC. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Roth Capital Partners, LLC waives, in writing, such an extension. Notwithstanding the foregoing, if the Company has “actively traded securities” within the meaning of Rule 101(c)(1) of Regulation M of the Exchange Act, and otherwise satisfies the requirements set forth in Rule 139 of the Securities Act of 1933 that would permit Roth Capital Partners, LLC to publish issuer-specific research reports pursuant to Rule 139, the lock-up period shall not be extended upon the occurrence of (1) or (2) above.

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our ordinary shares for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our ordinary shares, the underwriter may bid for, and purchase, ordinary shares in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    The underwriter may also impose a penalty bid. This occurs when the underwriter or a dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

    These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The NASDAQ Capital Market, on the Tel Aviv Stock Exchange, in the over-the-counter market, or otherwise.

Notice to Prospective Investors

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

In the State of Israel, the ordinary shares offered hereby may not be offered to any person or entity other than the following:

(a)           a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)           a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)           an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)           a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)           a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)            a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)           an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)           a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)            an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)            an entity, other than an entity formed for the purpose of purchasing ordinary shares in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ordinary shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus supplement will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

LEGAL MATTERS

Certain legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Greenberg Traurig, LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed on for the underwriter by Goodwin Procter LLP, New York, New York.

EXPERTS

The consolidated financial statenents of Cimatron Limited and its subsidiaries as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-3 with the SEC under the Securities Act of 1933. This prospectus supplement and the accompanying prospectus are part of the registration statement but the registration statement includes and incorporates by reference additional information and exhibits. We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer.  In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F, which we are required to file by April 30 of each year. We also furnish to the SEC, under cover of Form 6-K, material information that we are required to make public in Israel, that we file with, and that is made public by, any stock exchange on which our shares are traded, or that we distribute, or that is required to be distributed by us, to our shareholders.

You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus supplement as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be obtained without charge at the website maintained by the SEC at www.sec.gov, or may be inspected without charge at at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from that reference room upon payment of the fees prescribed by the SEC. You can find additional information about us at our website, http://www.cimatron.com. The information contained on, or linked from, our website is not a part of this prospectus supplement or the accompanying prospectus, and should not be relied upon with respect to this offering.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus supplement. We incorporate by reference the following information or documents that we have filed with the SEC:

•	Our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012;

•
Our reports of foreign private issuer on Form 6-K furnished to the SEC on: May 17, 2012 (but excluding the fifth and sixth full paragraphs of the press release appended as Exhibit 1 thereto); June 12, 2012; July 26, 2012;  August 9, 2012 (but excluding the fourth full paragraph of the press release appended as Exhibit 1 thereto); November 7, 2012 (but excluding the fifth full paragraph of the press release appended as Exhibit 1 thereto); December 28, 2012 (but excluding the fifth full paragraph of the press release appended thereto); February 6, 2013 (but excluding the fourth full paragraph of the press release appended thereto); February 19, 2013 (but only the financial statements as of, and for the three and twelve month periods ended, December 31, 2012, included in Exhibit 1 thereto); and March 6, 2013; and

•	The description of our ordinary shares, nominal value NIS 0.10 per share, set forth in our report of foreign private issuer on Form 6-K, furnished to the SEC on September 7, 2009.

In addition, all amendments to the foregoing reports and all subsequent annual reports on Form 20-F and any reports of foreign private issuer on Form 6-K subsequently furnished to the SEC or portions thereof that we specifically identify in such Forms 6-K as being incorporated by reference into the registration statement of which this prospectus supplement forms a part, until the offering of the ordinary shares covered by this prospectus supplement terminates, shall be considered to be incorporated by reference into the prospectus that is supplemented by this prospectus supplement and shall be considered a part of such prospectus from the date of filing or furnishing of such documents.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus supplement or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We will deliver to each person (including any beneficial owner) to whom this prospectus supplement and the accompanying prospectus has been delivered a copy of any or all of the information that has been incorporated by reference therein but not delivered therewith. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

Cimatron Ltd.
11 Gush Etzion Street, Givat Shmuel, 54030, Israel
Tel.: +972-3-531-2121
Fax: +972-3-531-2097
Attn.: Chief Financial Officer

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2009

PROSPECTUS

CIMATRON LTD.
6,620,310 Ordinary Shares

This prospectus relates to the sale or other disposition, from time to time, by the selling shareholders identified in this prospectus, or their transferees, of up to 6,620,310 of our ordinary shares. We will pay all expenses of registering the foregoing ordinary shares. We will not receive any proceeds from the sale or other disposition of ordinary shares by the selling shareholders.

You should read both this prospectus, together with the additional information described under the heading “Incorporation of Certain Documents by Reference,” before you decide to invest in our ordinary shares.

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “CIMT”. On September 4, 2009, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $0.92 per share.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before purchasing our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC” or “Commission.”

Unless the context otherwise requires, all references in this prospectus to “Cimatron,” “we,” “our,” “our company,” “us” and the “Company” refer to Cimatron Ltd. and its consolidated subsidiaries.

All references in this prospectus to “ordinary shares” refer to our ordinary shares, par value 0.10 NIS per share.

All references in this prospectus to “dollars” or “$” are to United States dollars.

All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the related notes, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

Our corporate name is Cimatron Ltd. for both legal and commercial purposes. Cimatron was organized under the laws of the State of Israel in 1982. Our address is 11 Gush Etzion Street, Givat Shmuel 54030, Israel, and our telephone number is +972-3-531-2121. We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium-sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems. They offer high-end functionality, especially in the areas of design for manufacturing and manufacturing, at an attractive price/performance ratio. These attributes have made our CAD/CAM products especially popular in the design and manufacturing segments of the CAD/CAM market, particularly among mold, tool, die and fixture makers, as well as among discrete parts manufacturers. We focus our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers, as well as to discrete parts manufacturers, with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time. Following our merger with Gibbs System, Inc. (also referred to herein as “Gibbs”), effected during January 2008, we have enhanced our product offering for discrete part manufacturers.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision regarding our ordinary shares. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. We are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The principal factors are described below.

Risks Related to Our Business

We face intensive competition in our industry.

The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our Cimatron E and GibbsCAM product families, consists of integrated CAD/CAM systems, Mill/Turn and Multi Task Machining software. Many high-end market products are roughly similar to our Cimatron E product. As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in relation to all of our products. In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

—	the compatibility of our products with other software applications and existing and emerging industry standards;
—	our ongoing product and feature development;

—	the offering of unique innovative products to the tooling industry;
—	the level of our product breadth and integration;
—	the technical expertise and support that we provide;
—	the flexibility of our products;
—	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and
—	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider Cimatron E and/or GibbsCAM to be superior to existing competing products. In addition, new competitors may arise in each of the markets in which we currently operate. Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of two families of products.

Sales and services related to the Cimatron E product family have historically accounted for substantially all of our revenue. While we have introduced the GibbsCAM product family following our merger with Gibbs, if sales of the Cimatron E family and/or the GibbsCAM family were to decline, or fail to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

Our products are designed for use by manufacturers of consumer products or consumer product components. The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could cause a reduction in demand for products manufactured by our customers. Softening consumer demand for consumer products has in the past caused a decline in the demand for our products. Current global economic conditions, especially inflation and the credit crisis in the U.S., may cause a decrease in demand for our products in the near term and possibly longer. Any softening in demand for consumer products could cause uncertainty with respect to our expected revenues or adversely affect our revenues and operating results.

Unfavorable economic and market conditions and reduced consumer spending may lead to a decreased demand for our products and services and may harm our business, financial condition and results of operations.

We are subject to the effects of global, economic and market conditions. Many of the world’s largest economies and financial institutions are currently experiencing a reduction in economic activity, decline in asset prices, liquidity problems and limited availability of credit. Prevailing global and U.S. macroeconomic conditions such as inflation and the weakening of the U.S. dollar in relation to many world currencies which make it more expensive to import consumer products into the U.S., as well as changes in microeconomic conditions such as tightening of local credit markets which could negatively impact the ability of manufacturers to obtain growth and working capital from local lenders, may negatively impact our enterprise business. To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

The crisis in world credit markets has had a particularly severe impact on financing in the manufacturing sector in which many of our customers operate and thereby threatens a continued reduction in our primary source of revenues.

The primary consumers for our products and services are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations.The manufacturing industry has been particularly hard-hit by the global credit crisis, as manufacturers have found it very difficult to obtain the financing that they need in order to make capital expenditures for new hardware to be used in their operations. Because of the lack of financing for new hardware, manufacturers have had, and may continue to have, lesser demand for our software products and services, which are compatible with, and dependent upon, such hardware. This rippling effect has begun to have, and could continue to have, a material adverse effect on our primary source of revenues, thereby impacting our operating results and overall financial condition in a material, negative manner.

One of the selling shareholders named in this prospectus beneficially owns a substantial amount of our ordinary shares and may therefore influence our affairs.

DBSI Investments Ltd. (also referred to herein as “DBSI”) beneficially owns approximately 45.6% of our share capital. Accordingly, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. The concentration of ownership of our ordinary shares by DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price, especially if this shareholder sells substantial amounts of our ordinary shares under this registration statement.

Integration of recent acquisitions and any future acquisitions of companies or technologies may distract our management and disrupt our business. In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in July 2005 we initiated the acquisition of our Italian distributor by acquiring 27.5% of the shares of it, along with an option to purchase the remaining outstanding shares of that company from its stockholders. In July 2007 we exercised our option to increase our holdings in our Italian distributor to 51%, and in July 2008, we completed our acquisition of the distributor by exercising our option to acquire the remaining 49% of its stock. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider, which thereafter became a wholly owned subsidiary. In January 2008 we completed the merger of Gibbs into a wholly owned subsidiary – Cimatron Gibbs LLC. As consideration in the merger with Gibbs, we paid cash in the amount of approximately $5 million and we issued 1,500,000 of our ordinary shares, which represent approximately 16% of our issued and outstanding share capital.

We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, in the context of our merger with Gibbs or any future acquisition or investment in another company, we could experience difficulties assimilating that company’s personnel, operations, technology or products and service offerings into our own or in retaining and motivating key personnel from these businesses. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore we cannot provide assurance that we will realize the benefits and/or synergies of any business combination with another company. In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

We are subject to several risks as a result of our international sales.

To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business. Companies that engage in international sales are subject to a number of risks, such as:

—	agreements may be difficult to enforce through a foreign company’s legal system;

—	foreign countries could impose additional withholding or other taxes on our income;
—	foreign countries could impose tariffs or adopt other restrictions on foreign trade;
—	fluctuations in exchange rates;
—	changes in general economic conditions in one or more countries could affect product demand;
—	the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce; and
—	difficulties in managing overseas subsidiaries and international operations, including difficulty in retaining or replacing local management.

There can be no assurance that these and similar factors will not have a material adverse effect on our future international sales and, consequently, on our business, future prospects and results of operations.

Many customers of the CAD/CAM industry have migrated their operations to the Far East. In order to remain competitive in the industry, we need to penetrate the Far East markets; operation in these markets subjects us to specific risks.

Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for their manufacturing activities. We anticipate that this migration will continue. In order to continue to compete in the CAD/CAM software industry, we will need to increase our penetration of these markets. Many of those markets, including China, are characterized by lower prices and by higher usage of pirated copies of software products. While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be materially adversely affected.

We are reliant upon independent distributors to market and support our products.

We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. Whereas approximately 90% of Gibbs’ total revenues in 2007 resulted from sales made by Gibbs’ independent distributors, whom we refer to as Resellers, the merger with Gibbs has increased our reliance on independent distributors

Volatility in oil prices may significantly impact our customers’ costs of operations, which could cause unpredictable sales patterns for us by affecting demand for our products.

Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products. Volatility in the cost of crude oil, which is subject to many economic and political factors that are beyond our customers’ control, has resulted in substantial global fluctuations in the price of oil-based products in the last couple of years. These fluctuations have caused and may continue to cause periodic increases or decreases in the operating expenses of our customers. To the extent that these customers accordingly increase or decrease their prices, demand for their products may fall or rise, thereby causing a great deal of variability in their ability and readiness to purchase our products. In addition, in the case of a rise in oil prices and an accompanying rise in our customers’ expenses, they may respond by placing pressure on the prices that they are willing to pay for our products. In that event, our business and results of operation may be adversely affected.

Following our acquisition of 100% of Microsystem, its results of operations will likely have a material impact on our results of operations.

Following the exercise of both of our options to increase our holdings in Microsystem, our Italian Provider, first to 51% and then to 100%, which increases were consummated in July 2007 and July 2008, respectively,, we have fully consolidated the results of Microsystem (as of the third quarter of 2007). Therefore, Microsystem’s results of operation, including revenues, gross margins and operating income, will likely have a material effect on our results of operation including revenues, gross margins and operating income. The consolidation of Microsystem’s financial statements will also increase the impact of changes in the Euro – dollar exchange rate on our revenues and expenses, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

We cannot assure you that we will continue to remain profitable on an annual basis or regain >profitability on a quarterly basis in the future.

We incurred a net loss of approximately $4.6 million in 2005. Although we had net income of $0.5 million in 2006, net income of $1.9 million in 2007, and net income of $0.7 million in 2008, we incurred a net loss of approximately $0.56 million in the first quarter of 2009 and a net loss of approximately $0.08 million in the second quarter of 2009, and we cannot be certain that we will regain or maintain (as the case may be) profitability on a quarterly or annual basis.

We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares.

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

—	changes in timing of orders, especially large orders, for our products and services;
—	changes in the prices for our products and services;
—	adverse economic conditions and international exchange rate and currency fluctuations;
—	delays in the implementation of our solutions by customers;
—	changes in the proportion of service and license revenues;
—	timing of product releases;
—	changes in the economic conditions of the various industries in which our customers operate;
—	price and product competition;
—	increases in selling and marketing expenses, as well as other operating expenses;
—	technological changes; and
—	political instability in the Middle East.

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If that would happen in the future, the price of our ordinary shares will likely decrease again.

Because of our international operations, changes in exchange rates against the U.S. dollar have, and could continue to have, a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid. Therefore, inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue. In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions. We may choose to limit this exposure by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations. Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment. To the extent that the value of the New Israeli Shekel increases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected. If the U.S. dollar cost of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected. The New Israeli Shekel appreciation (devaluation) in relation to the U.S. dollar amounted to 8.2%, 8.9% and 1.1% for the years ended December 31, 2006, 2007 and 2008, and 10.2% and (6.4)% for the first and second quarters of 2009, respectively. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation will lag behind inflation in Israel. The Israeli rate of inflation (deflation) amounted to (0.1)%, 3.4% and 3.8% for the years ended December 31, 2006, 2007 and 2008, respectively.

In the first and second quarters of 2009, as had been the case prior to 2006, we once again experienced decreases in our revenues from products. If this trend continues, it will likely adversely affect our gross margins and profitability.

As had been the case in 2005, when our revenues from the sale of products decreased relative to their level in 2004, our product revenues fell by 41% during the first quarter of 2009, to $2.9 million from $4.9 million during the equivalent quarter of 2008, and by 36% during the second quarter of 2009, to $3.3 million from $5.1 million during the equivalent quarter of 2008. During 2006, 2007 and 2008, our revenues from the sales of products had increased each year, from approximately $9.0 million in 2005, to approximately $9.6 million in 2006, $14.3 million in 2007 and $20.1 million in 2008. At the same time, revenues from maintenance and services also increased during the last two years of such three year stretch, increasing to approximately $20.9 million in 2008 from approximately $14.3 million in 2007 and approximately $11.8 million in 2006. Our gross margin from most of our products is higher than our gross margin from services. This is because our cost of services, which includes expenses of salaries and related benefits of the employees and subcontractors engaged in providing the services, is relatively higher than our cost of products. If our overall percentage of revenues comprised by maintenance and service revenues continues to increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products decrease, such decrease may adversely affect our future maintenance and service revenues, as it may result in a smaller user base to purchase maintenance and service contracts from us.

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products does not develop as quickly as we expect, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline. In addition, if a product we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true for the markets in which the majority of our research and development personnel are located, namely Israel and in the State of California, as competition for qualified personnel is intense in those markets. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Under current Israeli and California laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with substantially all of our employees in Israel and in California. These agreements prohibit our employees, during the term of their employment with us and after they cease working for us, from competing directly with us or working for our competitors for a limited period. However, under current Israeli and California laws, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

We are affected by volatility in the securities markets.

Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. The volatility has often been unrelated to the operating performance of these companies, including Cimatron, and has been aggravated due to the current crisis in global financial markets. As a result, we may experience difficulties in securing the additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

To date, most of the software relating to the Cimatron E family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company. We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations. Most of the software relating to GibbsCAM has also been developed internally, however, Gibbs, like Cimatron, also relies on certain third party software and tools embedded in GibbsCAM product.

We may not be successful in protecting our intellectual proprietary technology and this could result in the loss of revenue.

We primarily rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and trademark measures (such as software protection “locks”), to establish and protect proprietary rights in our products. The measures afford only limited protection and, accordingly, there can be no assurance that the steps that we take to protect these proprietary rights will be adequate to provide misappropriation of the technology or independent development of similar technology by others. This is particularly a problem in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States do. For instance, we have encountered significant piracy problems in certain jurisdictions, including in Brazil, Taiwan, Israel and China, where we face significant competition from pirated copies of our products. These problems may increase as many of our customers and their competitors migrate their businesses to lower cost labor markets in the Far East. Despite our best efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We may be subject to litigation to determine the scope of proprietary rights of others.

Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe upon any existing third-party proprietary rights, and to our knowledge there have been no claims of infringement by us of third-party proprietary rights to date; however, there can be no assurance that any such claims will not be asserted against us in the future. If infringement is alleged, we could be required to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that we would be able to develop alternative technologies or to obtain such licenses on terms commercially acceptable to us, if at all.

Risks Related to our Operations in Israel

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

Our functional currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation (deflation) amounted to (0.1)%, 3.4% and 3.8% for the years ended December 31, 2006,2007 and 2008, respectively.

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel. In addition, a portion of our sales is made to customers in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon into northern Israel. Recently, in December 2008 and January 2009, there was an escalation in violence between Israel and Hamas, and significant hostilities along Israel’s border with the Gaza Strip. Despite the cessation of such escalation, there can be no assurance that the relative calm that has been achieved will continue. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

Our operations may be disrupted by the obligation of our personnel to perform military service.

Many of our officers and employees in Israel are obligated to perform annual military reserve duty and may be called to active duty under emergency circumstances. At various times over the last five years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The government programs and tax benefits that we currently receive and previously received require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved or Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

In connection with research and development grants received from the Office of the Chief Scientist of Israel, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made may impair our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS.

In connection with our grant applications, we have made certain representations, including information provided in periodical performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

We may be required to pay royalties to the OCS in respect of sales since January 1, 2005.

We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. This process is still ongoing. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 to June 30th, 2009 in the amount of $2.8 million, but we have not paid any royalties associated with the products mentioned above to the OCS. In light of the above-mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expenses accruals will be necessary. A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005 could negatively impact our liquidity and if that determination is made after we cease to accrue for any such royalties on our financial statements or if the amount that we become obligated to pay exceeds the amounts for which we have accrued in our financial statements, such payments would negatively impact our earnings.

It may be difficult to effect service of process and enforce judgments against directors or officers in Israel.

We are incorporated in Israel. The majority of our executive officers and directors are located outside the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel since Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agreed to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Risks Related to this Offering

Future sales of our ordinary shares in the public market under this registration statement could cause the market price for our ordinary shares to fall.

In light of the average trading volume of our shares, if one, or all, of DBSI, William Gibbs or 3Kotek 2 B.V. (also referred to herein as “Kotek”) sells substantial amounts of our ordinary shares under this registration statement, such sale may adversely affect our share price. A large number of such shares were previously subject to resale restrictions under applicable securities laws.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates historical information and forward-looking statements within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under “Risk Factors” and elsewhere in this prospectus, as well as in the documents we have incorporated by reference. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

We urge you to consider that statements that use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed above under “Risk Factors,” elsewhere in this prospectus and in the documents we have incorporated by reference.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

OFFER STATISTICS AND EXPECTED TIMETABLE

The selling shareholders identified in this prospectus may sell from time to time up to 6,620,310 ordinary shares. We have agreed to maintain the effectiveness of this registration statement until the earliest of (i) five years after the effective date of this registration statement, (ii) such time as all of the shares registered under this registration statement have been sold pursuant to this registration statement or (iii) the date on which all of the shares registered under this registration statement may be resold without registration pursuant to Rule 144 under the Securities Act of 1933, as amended (sometimes referred to hereafter as the “Securities Act”) or any other rule of similar effect.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth unaudited consolidated short-term debt and capitalization, determined in accordance with accounting principles generally accepted in the United States (“GAAP”), as at June 30, 2009. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

As of July 31, 2009 (Actual, in U.S.$ thousands)

Short term debt	107
Long term debt	255
Total shareholders equity	14,914

REASONS FOR THE OFFER AND USE OF PROCEEDS

The registration of the resale of the shares hereunder is being carried out pursuant to our obligations under existing registration rights agreements with the selling shareholders. Two of the selling shareholders – DBSI and Kotek – have certain registration rights pursuant to a registration rights agreement, dated as of June 3, 2007, by and among us, Koonras Technologies Ltd. (“Koonras”) and DBSI (the “Registration Rights Agreement”) with respect to the ordinary shares purchased by DBSI and Koonras from Zeevi Computers and Technology Ltd. in February 2002. Under the Registration Rights Agreement, we undertook to register all of the ordinary shares held as of the date thereof by Koonras and DBSI. On June 3, 2008, in connection with the sale of 854,360 of our ordinary shares to Kotek, Koonras assigned to Kotek all registration rights applicable to such shares under the Registration Rights Agreement.

The registration of the resale of the shares of the third selling shareholder – Mr. William F. Gibbs – is likewise being effected due to his registration rights under an existing registration rights agreement with us. On December 31, 2007, in connection with our consummation of our merger transaction with Gibbs System, Inc., we entered into a registration rights agreement with Mr. Gibbs with respect to the 1,500,000 shares issued to him as part of the merger consideration. Pursuant to such registration rights agreement, Mr. Gibbs has the right, subject to various conditions and limitations, to include his shares in certain registration statements that we file.

This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy the foregoing registration obligations. Accordingly, this prospectus covers the disposition by the selling shareholders, or their transferees, of 6,620,310 ordinary shares held by the selling shareholders.

We will not receive any of the proceeds from the sale or other disposition of our ordinary shares, or interests therein, by the selling shareholders.

PRICE HISTORY OF OUR ORDINARY SHARES

Our ordinary shares were quoted on the NASDAQ Global Market System (formerly the Nasdaq National Market) from March 1996 until April 17, 2001, from which time our ordinary shares have been traded on the NASDAQ Capital Market (formerly the Nasdaq SmallCap Market). Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT. The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States. The table below sets forth the high and low bid prices of the ordinary shares, as reported by NASDAQ during the indicated fiscal periods:

Period	High (U.S. $)	Low (U.S. $)

Six most recent months:
August 2009	0.98	0.80
July 2009	0.95	0.81
June 2009	1.05	0.82
May 2009	1.18	0.80
April 2009	0.91	0.76
March 2009	0.98	0.72
Fiscal quarters during two most recent full
financial years and subsequent quarters:
Second Quarter 2009	1.18	0.76
First Quarter 2009	1.33	0.56
Fourth Quarter 2008	1.64	0.65

Period	High (U.S. $)	Low (U.S. $)

Third Quarter 2008	2.35	1.50
Second Quarter 2008	3.06	1.58
First Quarter 2008	3.98	2.53
Fourth Quarter 2007	3.06	2.13
Third Quarter 2007	2.50	1.83
Second Quarter 2007	4.58	2.00
First Quarter 2007	3.30	1.34
Five most recent years:
2008	3.98	0.65
2007	4.58	1.34
2006	1.73	1.00
2005	2.14	1.05
2004	2.95	1.25

On September 4, 2009, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $0.92 per share.

SELLING SHAREHOLDERS

This prospectus covers an aggregate of 6,620,310 ordinary shares held by the selling shareholders.

The table below provides information about the beneficial ownership of each selling shareholder as to:

—	the number of ordinary shares that are beneficially held by such selling shareholder and the percentage of our outstanding share capital constituted thereby;

—	the maximum number of shares that may be offered by such selling shareholder under this prospectus and the percentage of our outstanding share capital constituted thereby; and

—
the number of shares to be beneficially held by such selling shareholder following the offering (assuming that the maximum number of shares that may be offered by such shareholder hereunder are so offered, and no other shares are beneficially acquired by the shareholder) and the percentage of our outstanding share capital constituted thereby.

We cannot state with certainty the number of ordinary shares that will be beneficially owned by the selling shareholders after completion of this offering because the selling shareholders may sell or otherwise dispose of all, some or none of the ordinary shares beneficially owned by them prior to this offering, and may subsequently acquire the beneficial ownership of other ordinary shares. Our registration of these securities does not necessarily mean that the selling shareholders will dispose of any or all of the securities.

The information provided in the table below is provided as of September 4, 2009 and is based on information provided by the selling shareholders. For purposes of calculating each person’s or entity’s percentage ownership of outstanding ordinary shares, there were 9,124,542 ordinary shares outstanding on September 4, 2009.

Name of selling shareholder	Number of shares beneficially owned prior to the offering	Percentage of outstanding ordinary shares prior to offering	Number of ordinary shares offered hereby	Percentage of outstanding ordinary shares represented by offered shares	Number of shares beneficially owned following the offering	Percentage of outstanding ordinary shares to be beneficially owned following the offering

DBSI Investments Ltd. (1)	4,265,950	46.7%	4,265,950	46.7%	0	0.0%

William F. Gibbs (2)	1,500,666	16.4%	1,500,000	16.4%	666	0.0%

3Kotek 2 B.V. (3)	894,360	9.8%	854,360	9.4%	40,000	0.4%

(1) The address of this selling shareholder is 85 Medinat Hayehudim St. Herzliya, Israel. DBSI is controlled by Barak Dotan through B.R.Y.N. Investments Ltd., a company under his control, and by Yossi Ben Shalom through Pulpit Rock Investments Ltd. and White Condor Investments Ltd., companies under his control. Mr. Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (“Dotan”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which Dotan would be entitled by virtue of its shareholdings in BRYN, with the exception of the disposition of such shares. According to its terms, Dotan is required to give notice of not less than ninety days to (i) revoke the power of attorney thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Ben Shalom and Mr. Dotan, affiliates of DBSI, serve as members of our board of directors and may be deemed beneficial owners of the shares held by DBSI, and Mr. Yoel Rosenthal, the CFO of DBSI (who does not share in the equity ownership of DBSI), also serves on our board of directors. Each of such three members of our board of directors disclaims beneficial ownership of the shares held by DBSI (in the cases of Messrs. Ben-Shalom and Dotan, except to the extent of their respective pecuniary interests therein).

(2) The address of this selling shareholder is 4017 N. Cedarpine Lane, Moorpark, CA 93021, California, U.S.A. During January 2008, we merged Gibbs System, Inc. (also known as Gibbs & Associates) with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. Following the merger with Gibbs, Mr. Gibbs was issued 1,500,000 ordinary shares, which represented at the time approximately 16% of our outstanding share capital. Additionally, Mr. Gibbs was appointed as the vice chairman of our Board of Directors. Under the merger agreement, we undertook to Mr. Gibbs that he will serve as the vice chairman of our Board of Directors as long as he continues to hold at least 9% of our issued and outstanding share capital.

(3) The address of 3Kotek 2 B.V., a company incorporated under the laws of the Netherlands, is Wielewaaleg 1, 4791, PD, Klundert, Netherlands. Of such 894,360 ordinary shares, 854,360 were acquired from Koonras on June 3, 2008 and are held by Kotek, and 40,000 were acquired from an affiliate on September 2, 2008 and are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the ordinary shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the ordinary shares held by Kotek. (4) Based on information provided to us, we believe that none of the selling shareholders is either a registered broker-dealer or an affiliate of a registered broker-dealer.

Additional Background Information Concerning the Share Ownership of Major Shareholders

In February 2002, Koonras, a subsidiary of Polar Communications Ltd., and DBSI consummated a transaction with Zeevi Computers and Technology Ltd., or ZCT, by which they acquired, for approximately $9,900,000, all of our ordinary shares previously held by ZCT, representing 64.3% of our share capital (including in this calculation 161,100 of our ordinary shares which we have subsequently repurchased and which, pursuant to Israeli law, cannot be voted and possess no rights other than upon liquidation). Following this transaction, each of Koonras and DBSI beneficially owned approximately 33% of our ordinary shares. Accordingly, DBSI and Koonras effectively had the ability to control the outcome of most matters that were submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. Koonras and DBSI had entered into an agreement by which, among other matters, they had each appointed one half of our directors, and vote together at our shareholders’ meeting. Following the consummation of the transactions described below, Koonras no longer holds any shares of the Company and all such arrangements with DBSI were terminated.

On May 11, 2008, DBSI and Koonras signed an agreement pursuant to which DBSI purchased 1,700,000 shares from Koonras (comprising approximately 18% of our outstanding share capital) at a price per share of $2.80. Following the consummation of such transaction on or about June 26, 2008, DBSI held approximately 45.6% of our outstanding share capital.

Following the consummation of the sale of Koonras’ remaining shares to Kotek, Kotek held approximately 9.1% of our share capital and Koonras no longer held any share capital of the Company.

PLAN OF DISTRIBUTION

The selling shareholders, which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling ordinary shares or interests in ordinary shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their ordinary shares or interests in ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

—	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

—	block trades in which a broker-dealer will attempt to sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	an exchange distribution in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

—	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

—	broker-dealers may agree with the selling shareholders to sell a specified number of ordinary shares at a stipulated price per share;

—	a combination of any such methods of sale; and

—	any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling shareholders to include the pledgees, transferees or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions that they assume. The selling shareholders may also sell ordinary shares short and deliver these securities to close out their short positions, or loan or pledge ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of ordinary shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit that they earn on any resale of the ordinary shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to any applicable prospectus delivery requirements of the Securities Act.

To the extent required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended (sometimes referred to hereafter as the “Exchange Act”) may apply to sales of ordinary shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying any applicable prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the ordinary shares offered under this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (i) five years after the effective date of this registration statement, (ii) such time as all of the shares registered hereunder have been sold pursuant to this registration statement or (iii) the date on which all of the shares registered hereunder may be resold by the selling shareholders without registration by reason of Rule 144 under the Securities Act or any other rule of similar effect.

EXPENSES ASSOCIATED WITH THE REGISTRATION

We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $534, as set forth below:

SEC registration fee	$336
Printing, EDGAR and photocopying fees	$200
Legal fees and expenses	N/A
Accounting fees and expense	N/A
Transfer agent and registrar fees and expenses	N/A
Miscellaneous expenses	N/A
Total Expenses	$536

VALIDITY OF SECURITIES

The validity of the ordinary shares offered hereby will be passed upon for us by Meitar Liquornik Geva & Leshem Brandwein, Ramat-Gan, Israel.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and for each of the three years in the period then ended incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) have been so incorporated in reliance on the report of Brightman Almagor Zohar & Co., an independent registered public accounting firm and a member of Delloite Touche Tohmatsu, given on the authority of said firm as experts in auditing and accounting.

MATERIAL CHANGES

Except as otherwise described in the 2008 20-F and our Reports on Form 6-K furnished to the SEC after December 31, 2008, all of which are incorporated by reference herein, no material changes in our affairs have occurred since December 31, 2008.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

There is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter, including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Cimatron Technologies, Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933 with respect to the securities offered under this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain information, exhibits, schedules and undertakings that are set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports with the SEC, including annual reports on Form 20-F, which we are required to file by June 30 of each year. We also furnish to the SEC, under cover of Form 6-K, material information that we are required to make public in Israel, that we file with, and that is made public by, any stock exchange on which our shares are traded, or that we distribute, or that is required to be distributed by us, to our shareholders.

The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC, may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). You can find additional information about us at our website, http://www.cimatron.com. The information contained on, or linked from, our website is not a part of this prospectus.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with, or submit to, it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

—	Our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 29, 2009;

—	Our Report on Form 6-K furnished to the SEC on August 12, 2009; and

—	The description of our ordinary shares (which are registered under Section 12(b) of the Exchange Act), which was set forth in our Report on Form 6-K, furnished to the SEC on September 7, 2009

In addition, all amendments to the foregoing reports and all subsequent annual reports on Form 20-F and any reports on Form 6-K subsequently furnished to the SEC or portions thereof that we specifically identify in such Forms 6-K as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or furnishing of such documents.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies among such documents or between any such document and this prospectus, you should rely on the statements made in the most recent document.

We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

Cimatron Ltd.
11 Gush Etzion Street, Givat Shmuel, 54030, Israel
Tel.: +972-3-531-2121
Fax: +972-3-531-2097
Attn.: Chief Financial Officer

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

6,620,310 Ordinary Shares

CIMATRON LTD.

PROSPECTUS

SEPTEMBER 8, 2009

Ordinary Shares

Cimatron Limited

PROSPECTUS SUPPLEMENT , 2013

Roth Capital Partners